UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): March 10, 2023

FOXO TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

729 N. Washington Ave., Suite 600 Minneapolis, MN	55401
(Address of Principal Executive Offices)	(Zip Code)

(612) 562-9447

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	FOXO	NYSE American

Warrants, each warrant exercisable for one share of Class A Common Stock for $11.50 per share	FOXO WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

FOXO Technologies Inc. (the “Company”) is distributing a memorandum (the “Memorandum”) on March 10, 2023 to (i) the holders of the Company’s warrants (the “Assumed Warrants”) issued in exchange for warrants initially issued in 2021 by the predecessor of the Company in connection with the Company’s business combination transaction with Delwinds Insurance Acquisition Corp. and (ii) the holders of certain 15% Senior Promissory Notes issued by the Company (the “PIK Notes”).

The Memorandum explains that the Company is contemplating an exchange offer (the “Exchange Offer”) that would give the holders of the Assumed Warrants the opportunity to exchange such Assumed Warrants for shares of Class A common stock of the Company (the “Common Stock”) at a rate of 4.83 shares for each Assumed Warrant (the “Exchange Ratio”). In addition, in connection with the proposed Exchange Offer, the Company will also seek to solicit consents from the holders of the Assumed Warrants to amend the Assumed Warrants in accordance with their terms to, among other things, ensure that the issuance of shares of Common Stock in connection with the PIK Note Amendments (as defined below) do not trigger an anti-dilution adjustment (collectively, the “Warrant Amendments”).

The Memorandum also explains that the Company will seek to solicit consents from the holders of the PIK Notes to amend the PIK Notes (the “Offer to Amend”) to permit the Company to raise up to $5 million in a private placement of debt or equity without being required to repay in full the PIK Notes and raise up to $20 million, subject to certain requirements (collectively, the “PIK Note Amendments”). In exchange for the PIK Note Amendments, the Company would issue to each holder 1.25 shares of Common Stock for every $1.00 of the original principal amount of their respective PIK Note.

The Memorandum adds that the Company will register for resale with the SEC any shares of Common Stock issued in exchange for the Assumed Warrants or in connection with the approval of the PIK Note Amendments promptly following the issuance of such shares of Common Stock.

To implement the proposed Exchange Offer and the Offer to Amend, SEC rules require the Company to file a tender offer statement and related documents for each proposed transaction. The Company intends to file the tender offer documents at or shortly after the time the materials for its 2023 annual meeting of stockholders is filed.

The foregoing description of the Memorandum does not purport to be a complete description of Memorandum and is qualified in its entirety by reference to the Memorandum, which is included as Exhibit 99.1 to this current report on Form 8-K and is incorporated herein by reference.

Important Additional Information

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Common Stock or other securities. The proposed Exchange Offer and Offer to Amend described in this Form 8-K have not yet commenced, and while the Company intends to commence the Exchange Offer and Offer to Amend as soon as reasonably practicable and to subsequently complete the Exchange Offer and Offer to Amend, there can be no assurance that the Company will commence or complete the Exchange Offer or the Offer to Amend on the terms described in this communication, or at all. If the Company commences the Exchange Offer or the Offer to Amend, the solicitation and offer will be made only pursuant to materials that the Company intends to distribute to the holders of Assumed Warrants and PIK Notes, as applicable, and file with the SEC. The full details of the Exchange Offer and Offer to Amend will be included in the relevant materials, which will become available upon commencement of the Exchange Offer and Offer to Amend.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

99.1	Memorandum, dated March 9, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOXO Technologies Inc.

By:	/s/ Tyler Danielson
Name: Tyler Danielson
Title: Interim Chief Executive Officer

Date: March 10, 2023

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